Exhibit (d)(18)
CALAMOS INVESTMENT TRUST
ORGANIZATIONAL EXPENSES AGREEMENT
     CALAMOS INVESTMENT TRUST, a Massachusetts business trust (the “Trust”), and CALAMOS ADVISORS LLC, a Delaware limited liability company (“CALAMOS ADVISORS”), in consideration for the engagement by CALAMOS ADVISORS as the investment adviser for the series of the Trust designated Calamos 130/30 Equity Growth Fund and Calamos New World Growth Fund (the “New Fund”) pursuant to a separate agreement, agree as follows:
     1. Advancement of Expenses. CALAMOS ADVISORS shall pay all of each New Fund’s organizational expenses, including but not limited to initial registration fees and fees for services rendered prior to commencement of the initial public offering of shares.
     2. Reimbursement of Expenses. Each New Fund shall reimburse CALAMOS ADVISORS for such expenses advanced on each New Fund’s behalf upon receiving a request from CALAMOS ADVISORS seeking reimbursement.
     3. Obligation of the Trust. This agreement is executed by an officer of the Trust on the Trust’s behalf and not individually. The obligations of this agreement with respect to each New Fund are binding only upon each New Fund’s assets and property and not upon the Trust’s trustees, officers or shareholders individually. The Declaration of Trust under which the Trust was organized and operates is on file with the Secretary of the Commonwealth of Massachusetts.
Dated: March 7, 2008

CALAMOS INVESTMENT TRUST	CALAMOS ADVISORS LLC

By	By

Name: Stathy Darcy	Name: Nimish S. Bhatt
Title: Secretary	Title: Senior Vice President, Director of
Operations